January 14, 2008

By U.S. Mail and facsimile to (617) 747–3380

Mr. Sean M. Healey
President and Chief Executive Officer
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965

> **Re:** **Affiliated Managers Group, Inc.**
> **Definitive 14A**
> **Filed on April 27, 2007**
> **File Number 001-13459**

Dear Mr. Healey:

We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by January 28, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment numbers 1, 2 and 6 through 10. Please confirm that will include such disclosure in future filings.

2. We reissue prior comment 4. We do not see a quantitative discussion of the targets. Please confirm you will disclose both past and current year targets in your future filings, *e.g.*, the Cash Earnings target for both your 2007 and 2008 fiscal years. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

3. We note your response to comment number 5. Your response does not appear to address the last portion of the comment. Please confirm you will disclose in

future filings where actual payments fall within targeted parameters, and to the extent actual compensation was outside a targeted percentile range, please confirm you will disclose the reason why.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel